UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

BeiGene, Ltd.

(Name of Issuer)
Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)
07725L102**

(CUSIP Number)
December 31, 2023

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP applies to the American Depository Shares, each representing 13 Ordinary Shares.

CUSIP No. 07725L102

1.	Names of Reporting Persons John V. Oyler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 71,464,808 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 71,464,808 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,464,808 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)     Consists of (i) 1,292,262 ordinary shares held directly by Mr. Oyler; (ii) 9,545,000 ordinary shares held for the benefit of Mr. Oyler in a Roth IRA PENSCO trust account; (iii) 102,188 ordinary shares held by The John Oyler Legacy Trust, of which Mr. Oyler’s father is a trustee, for the benefit of his minor child, for which Mr. Oyler disclaims beneficial ownership; (iv) 7,727,927 ordinary shares held in a grantor retained annuity trust, of which Mr. Oyler’s father is a trustee, for which Mr. Oyler disclaims beneficial ownership; (v) 28,984,115 ordinary shares held by Oyler Investment LLC, 99% of the limited liability company interest owned by a grantor retained annuity trust, of which Mr. Oyler’s father is a trustee, for which Mr. Oyler disclaims beneficial ownership; (vi) 481,533 ordinary shares held by the P&O Trust, the beneficiaries of which include Mr. Oyler's minor child and others, for which Mr. Oyler disclaims beneficial ownership; (vii) 1,387,802 ordinary shares held by a private foundation of which Mr. Oyler, Victoria Pan and the other(s) serve as directors, for which Mr. Oyler disclaims beneficial ownership; and (viii) 21,943,981 shares issuable to Mr. Oyler upon exercise of share options or restricted share units exercisable or vesting within 60 days after December 31, 2023.

(2)     Based on 1,359,513,224 ordinary shares outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Person.

Item 1.
	(a)	Name of Issuer BeiGene, Ltd.
	(b)	Address of Issuer’s Principal Executive Offices c/o Mourant Governance Services (Cayman) Limited 94 Solaris Avenue, Camana Bay Grand Cayman KY1-1108 Cayman Islands

Item 2.
	(a)	Name of Person Filing John V. Oyler
	(b)	Address of Principal Business Office or, if none, Residence c/o Mourant Governance Services (Cayman) Limited 94 Solaris Avenue, Camana Bay Grand Cayman KY1-1108 Cayman Islands
	(c)	Citizenship United States
	(d)	Title of Class of Securities Ordinary Shares, par value $0.0001 per share
	(e)	CUSIP Number 07725L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)
Amount beneficially owned:
71,464,808

Consists of (i) 1,292,262 ordinary shares held directly by Mr. Oyler; (ii) 9,545,000 ordinary shares held for the benefit of Mr. Oyler in a Roth IRA PENSCO trust account; (iii) 102,188 ordinary shares held by The John Oyler Legacy Trust, of which Mr. Oyler’s father is a trustee, for the benefit of his minor child, for which Mr. Oyler disclaims beneficial ownership; (iv) 7,727,927 ordinary shares held in a grantor retained annuity trust, of which Mr. Oyler’s father is a trustee, for which Mr. Oyler disclaims beneficial ownership; (v) 28,984,115 ordinary shares held by Oyler Investment LLC, 99% of the limited liability company interest owned by a grantor retained annuity trust, of which Mr. Oyler’s father is a trustee, for which Mr. Oyler disclaims beneficial ownership; (vi) 481,533 ordinary shares held by the P&O Trust, the beneficiaries of which include Mr. Oyler's minor child and others, for which Mr. Oyler disclaims beneficial ownership; (vii) 1,387,802 ordinary shares held by a private foundation of which Mr. Oyler, Victoria Pan and the other(s) serve as directors, for which Mr. Oyler disclaims beneficial ownership; and (viii) 21,943,981 shares issuable to Mr. Oyler upon exercise of share options or restricted share units exercisable or vesting within 60 days after December 31, 2023.

(b) Percent of class: 5.2%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
(ii) Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
(iii) Sole power to dispose or to direct the disposition of: See Cover Pages Items 5-9.
(iv) Shared power to dispose or to direct the disposition of: See Cover Pages Items 5-9.
INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE ss.240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2024	JOHN V. OYLER

	By:	/s/ John V. Oyler
	Name:	John V. Oyler